Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-11259

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: August 13, 2020

April 23, 2021

Energea Portfolio 2 LLC

35 Noble Street

Brooklyn, NY 11222

(860) 316-7466

www.energea.com

This document (the “Supplement”) supplements the Offering Circular of Energea Portfolio 2 LLC, (the “Company”) dated August 13, 2020 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change in Share Price

The price of the Class A Investor Shares has been reduced to $.94 per share from the initial offering price of $1.00 per share.

Summary Of Important Contracts

Credit Agreement with Lattice Energea Global Revolver I LLC

On October 5, 2020, the Company, the Manager, and Energea Geracao Distribuida de Energia do Brasil S.A., an affiliated entity organized under the laws of Rio de Janeiro, Brazil, entered into a Credit Agreement (the “Credit Agreement”) with Lattice Energea Global Revolver I LLC, a Delaware limited liability company (the “Lender”).

Under the Credit Agreement, the Manager, as the borrower, requested that Lender extend to it one or more revolving loans allowing it to borrow and/or reborrow up to the aggregate amount of $5 million outstanding across all revolving loans to finance the construction of various solar projects approved by the Lender. All revolving loans incur interest at a rate equal to fifteen percent (15%) per annum and interest-only payments are required quarterly until either the revolving loan matures or is converted into a term loan by the Lender. The Lender may convert each revolving loan into a term loan of ten (10) years, with each having an interest rate of thirteen percent (13%) per year. The Manager also has the option of deferring up to half (50%) of the interest accrued on all revolving loans through September 30, 2023 (or such earlier date if the Manager defaults under the Credit Agreement).

In consideration of the Lender’s willingness to extend the loans the Manager (i) granted the Lender a security interest in, among other things, all of its equity interests in and to the Company; and (ii) agreed to modify the terms of the Company’s LLC Agreement to permit the Lender to remove the Manager as manager of the Company in the event of a default.

Additional Risk Factor

The following is added to “Risks of Investing”:

The Manager Could be Replaced by a Lender: In order to obtain credit financing for some of its Projects, the Company was required to extend certain protections to the lender, Lattice Energea Global Revolver I LLC, a Delaware limited liability company (the “Lender”). Among these protections was the ability of the Lender to remove the Manager in the event the Company defaulted on its obligations to the Lender under the Credit Agreement. An event of default by the Company that causes the Manager to be removed by the Lender would have negative implications for both the Company and our Investors, perhaps significantly.

Summary Of LLC Agreement And Authorizing Resolution

First Amendment to LLC Agreement

On January 13, 2020, the Company entered into a certain First Amendment of Limited Liability Company Agreement pursuant to which the Company agreed that:

●	All of the Shares of the Company would be considered “securities” within the meaning of Article 8 of the Uniform Commercial Code;

●	A new section 5.7 would be included to permit the Lender to remove Global as manager of the Company in the event of a default under the Credit Agreement; and

●	Global, as manager of the Company, is permitted to pledge all of its Shares in and to the Company as collateral for the loans being extended by the Lender.

Acquisition of Projects

As of the date of this filing, the Company has acquired the following three Projects:

	Iguatama	Pedrinopolis	Salinas
Power Capacity	2.25 MW AC	2.25 MW AC	5.0 MW AC

Name of SPE	Energea Iguatama S.A.	Energea Pedrinopolis Ltda.	Energea Salinas Ltda.
State	Minas Gerais	Minas Gerais	Minas Gerais
Location	Iguatamas	Pedrinopolis	Salinas
Land Status	Leased	Leased	Leased
Customer	Consorcio de Geracao Compartilhada de Energia Electrica Energea	Consorcio de Geracao Compartilhada de Energia Electrica Energea	Consorcio de Geracao Compartilhada de Energia Electrica Energea
Initial Contract Term	25 Years	25 Years	25
Purchase Price	$2,412,089.00	$2,341,016	$5,124,750
Estimated Equity	$2,464,574.94	$2,153,415.64	$5,124,750
Estimated Debt	N/A	N/A	N/A
Estimated Project IRR*	19.9%	21.3%	17.9%

* We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume the Project will have zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant amount of residual value.

For each Project, the Manager prepares a Project Summary and a Financial Memo. The Project Summary includes extensive information about the Project while the Financial Memo includes financial assumptions and estimated results of operations. The Project Summaries and Financial Memos for the Salinas Project are set forth in the Offering Circular. The Project Summaries and Financial Memos for the Iguatama Project and the Predinopolis Project are attached as Appendices to this Supplement:

Appendix 1-A	Iguatama Project Summary
Appendix 1-B	Iguatama Financial Memo
Appendix 2-A	Pedrinopolis Project Summary
Appendix 2-B	Pedrinopolis Financial Memo

Appendix 1-A

Iguatama Project Summary

Energea Iguatama S.A.

Iguatama, MG

22nd of February, 2021
NTP Draft

2.25 MW (AC) Solar

Developed by Energea Geração Distribuída De Energia Do Brasil Ltda

Project Summary

The project is a 2.25 MW (AC) solar project connected to the grid in Minas Gerais. This solar plant is being rented to a consortium which allows small businesses (“subscribers”) to band together to enjoy the economic and environmental benefits of renewable energy. Energea partnered with the Engecad Energia who is responsible for ensuring that the consortium is fully subscribed. The 25-year rental contract with the consortium allows subscribers to opt into and out of the program without penalty. Energea may remove any defaulting subscriber and replace them with a subscriber in queue.

Project Details

Project Single Purpose Entity	Energea Iguatama S.A.
Project Owner	Energea Portfolio 2 LLC
Energy Customer	Consórcio de Geração Compartilhada de Energia Elétrica Energea
Project Developer/Consortium Manager	Fazenda do Sol Energias Renováveis LTDA and Energea Geração Distribuída De Energia Do Brasil Ltda
State	Minas Gerais
City	Iguatama
Coordinates	20°08’50.4” S 45°43’59.3” W
Land Status	Leased
Utility	CEMIG
Project Status	Notice to Proceed

System Details

Technology	Solar + Tracker
System Size kW (AC)	2,250
Est. Year 1 Production (MWh)	5,625
Notice to Proceed Date	10/30/2020
Anticipated Commercial Operations Date	06/30/2021

Appendix 1-A-1

Contract Details

Initial Contract Term (Years)	25
Useful Equipment Life (Years)	25
Contract Type	Rental + O&M – Fixed 15% discount off subscriber’s electric rate
Construction Deadline	NA
Rental Contract Price (per kWh)	R$ 0.73738 (variable)
Customer’s Tariff	B3 consumer tariff (variable)
Estimated Customer Savings	15%
Early Termination Penalty	NA

Financial Details

Purchase Price (USD)	$ 2,412,089.00
Purchase Price (R$)	R$ 13,150,795.00
Estimated Debt (R$)	NA
Estimated Equity (R$)	R$ 13,937,909.00
Projected Unlevered IRR (USD)	19.9%

Disclaimer

All major Energea contracts contain language ensuring that the following standards are upheld by all our partners.

Anti-Corruption

All operators and contractors must follow the rules for prevention of corruption as outlined in Brazilian law, particularly Law No. 8,429/1992 and Law No. 12,846/2013.

Any person or entity doing business with Energea agrees not to give or offer anything of value for the sake of gaining undue benefits. All people and parties will refrain from any and all fraudulent activity and use all efforts to ensure compliance.

Environmental

All operators and contractors are required to follow best industry practices both in Brazil and internationally with diligent and prudent adherence to common standards of environmental preservation.

Human Rights

All national and international human rights laws will be followed with mandatory monitoring to ensure compliance.

Permits & Interconnection

Permits

The project has received an environmental permit required to perform the installation of the project (“LI”).

Appendix 1-A-2

Interconnection

The achieved Notice to Proceed status on the 30th of October 2020 and is expected to be operational by the 30th of June 2021. It has received its Parecer de Acesso, or permission to interconnect, from CEMIG, the interconnecting utility.

Site Control

Site Summary

Energea Iguatama S.A. acquired the lease to the site at project acquisition. The agreement was originally negotiated by Engecad Energia and its rights and responsibilities have been transferred to Energea Iguatama S.A.

The project is sited on a parcel of land rented from Hamilton Aparecido Garcia, the owner of a 90.5-hectare rural property in Iguatama, MG.

The project is sited on flat and open land with a high level of solar irradiation.

The site abuts a road which allows for easy access. The site is close to a local substation which suggests favorable electrical infrastructure for connection of the project to the grid. The project is expected to have a footprint of no more than five hectares.

Lease Agreement

Parties

Fazenda Do Sol Energias Renováveis LTDA. (Engecad Energia)

Hamilton Aparecido Garcia

Purpose

Engecad Energia is leasing five hectares in order to build a solar photovoltaic power plant, produce renewable energy, and provide energy credits to its customers.

Term

The lease term is for 30 years after which Engecad Energia will have the preference to renew the agreement or to return the land to the owner.

Price

The project will make a total monthly payment of R$3,500. The rental payment will be adjusted annually in accordance with the Extended National Consumer Price Index (IPCA).

Penalties

Delayed payments are subject to a 10% fine and 1% interest per month delayed.

Appendix 1-A-3

Property Taxes

The project is responsible for paying all property taxes and fees for water, power, sewage or any other services or utilities.

Termination Penalties

Lessee:	If the project is delayed more than 90 days, the contract will be terminated and Engecad Energia is responsible for paying all attorney fees and procedural costs.

Design

Design Summary

The Iguatama solar project is located on a large, flat site allowing for a tracker-based system which will greatly increase the expected captured irradiance.

The land is wide open with zero shading from trees or structures nearby. As such, the entire face of the array will be operational throughout the day.

The project will employ 6,600 Trina Solar TSM-DEG15MC.20(ii)-1500V-410W modules arranged in 220 parallel strings of 30 modules each. 15 SMA Sunny Highpower PEAK3 SHP150-MOW inverters will be used for power conversion. The system will also use trackers manufactured by STI Norland.

Longi Solar and Sungrow are highly regarded manufacturers. The industry standard PVSyst software was used to optimize equipment selection and ensure peak production with minimal losses.

Expected useful life of the project and equipment is 25 years.

Key Assumptions
System Type:	Tracking System
Rotation Limits:	-55° to 55°
Axis Azimuth:	3°
PV Modules:	TSM-DEG15MC.20(ii)-1500V-410W
Inverters:	Sunny Highpower PEAK3 SHP150-MOW
Array Global Power:	2706 kWp
Module Area:	13552 m2
Modules:	6600 modules
Module Size:	410 Wp

Loss Factors
Soiling Losses:	3.0%
Wiring Ohmic Loss:	1.5%
Light Induced Degradation:	2.0%
Module Quality Loss:	0.3%
Module Mismatch Loss:	1.0%
Strings Mismatch Loss:	0.1%
Module Average Degradation:	0.4%
Transformer Losses:	1.0%

Appendix 1-A-4

Customer

Customer Summary

Consórcio de Geração Compartilhada de Energia Elétrica Energea is a consortium entity set up to provide electric power via distributed generation to customers of CEMIG who are residents of the state of Minas Gerais.

The plant has been marketed and fully-subscribed by Engecad who is responsible for ensuring that all subscribers of energy from the plant have agreed to the terms and conditions of the Adhesion Agreement. In exchange for originating the customers and the project site, Engecad will receive 10% equity interest in the Single Purpose Entity, Energea Iguatama S.A., which owns the project and a fee.

Rental Contract Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica Energea (“Lessee”)

Energea Iguatama S.A. (“Lessor”)

Purpose

The Lessee is renting this solar power plant (Iguatama) to provide renewable energy to its members in the form of energy credits.

Term

The initial term for the project is for a period of 25 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Payments

The Lessee will pay the Lessor R$ 275,000.00 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Appendix 1-A-5

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Operations & Maintenance Contract Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica Energea

Energea Iguatama S.A.

Purpose

This agreement ensures adequate power will be generated by the plant to provide for consumption by the customer. Compensation will be provided to the generator if the plant overperforms and remuneration to the customer if production falls below a guaranteed level.

Term

The initial term for the contract is for a period of 25 years.

Price

The total effective price is R$0.73738 per kWh of electricity.

The price will be calculated according to the following formula and will ensure the customer receives a 15% discount from the current rate:

[(Gross TUSD and TE B3 rate x 85%) x the total production] – the rental amount paid – the green TUSD A4 rate (in R$/kW)

If the total kWh generated multiplied by this effective rate exceeds the sum of the monthly rent and demand charge, the customer will pay the difference. If the lease and demand charge exceed the kWh multiplied by the rate, the customer will instead receive a credit toward future payments.

Subscriber Adhesion Agreement Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica Energea

(Subscriber)

Purpose

To participate in the distributed energy generation program being offered by Energea through its consortium in order to receive discounted energy for energy consumption at the Subscriber’s commercial property.

Projects

The Consortium will have several distributed generation projects and the Subscriber will be assigned to one of these projects upon enrollment. The subscriber will receive energy credits when the project to which they are assigned produces electricity.

Appendix 1-A-6

Updates

The Cooperative will send periodic updates concerning the progress and status of the project once the project reaches commercial operations.

Engineering, Procurement, and Construction

EPC Summary

Energea has designed a proprietary EPC contract to be used for all projects ensuring that construction progress and payments are properly aligned and requires contractors to meet a schedule and cost expectations or risk losing profit.

The contract establishes payment terms that make sense based on Energea’s extensive experience with the realities of project management.

The contract provides industry-leading control over the agreement’s costs, schedule, and terms.

EPC Contract

Parties

Energea Iguatama S.A.

Alexandria Industria de Geradores S.A.

Purpose

The Contractor will construct a solar power plant with a name-plate capacity of 2,706 MW DC connected to the grid in the state of Minas Gerais.

Price

Energea will pay a fixed price of R$ 9,002,716.39 disbursed according to the agreed upon EPC Milestones & Payments Schedule.

Payments

Payments will only be considered due upon submission of a progress report and invoice from the Contractor to Energea. Payments are subject to a 5% retention to be released upon final acceptance of the project’s completion by Energea.

Effectiveness and Term

The agreement shall begin on the execution date and remain in effect until all the Contractor’s obligations are completed.

The Contractor will only begin work upon receipt of a Notice to Proceed from Energea.

Supervision

Energea may inspect the work of the Contractor at any time. The Contractor is responsible for providing evidence to show compliance with this agreement.

Warranties

The Contractor will warranty its services and those of its sub-contractors for 48 months beginning at Provisional Acceptance of the project by Energea.

Appendix 1-A-7

The length of the warranty will either be as determined by the manufacturer or ten years for inverters, 20 years for trackers, and 25 years for modules, whichever is longer.

Insurance

For the duration of the agreement, the Contractor will have valid Builder’s All Risks, Labor Liability, Comprehensive General Liability (in the amount of R$5,000,000), Automobile Liability (in the amount of R$300,000) insurance coverages.

Contractor will also hold Transportation Insurance, Environmental Liability Insurance (in the amount of R$1,000,000), as well as any other insurance required by law.

Termination

The agreement may be terminated by written agreement between the parties, by Energea if the Contractor fails to comply with the terms or modifies its corporate structure, or by the Contractor if Energea fails to pay an undisputed invoice.

Penalties

For any breach of this agreement, the Contractor will pay Energea a penalty of R$5,000 per day for the duration of the breach. If the breach cannot be remedied, the total penalty will be R$20,000 per breach.

If any person working at the project is caused to suffer permanent harm due to the Contractor’s actions, the Contractor will pay Energea a penalty of 15% of the total contract price.

In the event of delay, the Contractor will pay a penalty equal to 0.1% of the total contract price per day delayed. If the delay affects Energea’s ability to certify mechanical completion or provisional acceptance, the penalty will be one percent of the total contract price per day delayed.

If the project does not achieve or maintain the performance guaranteed in the agreement, the Contractor will pay a penalty equal to the price of the MWh deficit as purchased by Energea on the energy spot market.

EPC Schedule

Appendix 1-A-8

EPC Milestones & Payments

Asset Management

Operations & Maintenance Agreement

Parties

Energea Iguatama S.A.

Alexandria Industria de Geradores S.A.

Performance

The Contractor guarantees that as a result of its services the solar power plant will meet the minimum monthly generation defined in the agreement for the term of the contract.

Payments

The Contractor will receive monthly payments totalled at R$ 15,000.00 in return for its services, with a term set to 5 years. These payments will be updated annually in accordance with the Extended National Consumer Price Index (IPCA).

Termination Penalties

If the agreement is terminated due to the fault of one party, that party will pay a penalty of ten percent of the total contract value or the value of the contract as of the moment of termination, whichever is greater.

Warranties

Equipment

The Contractor bears responsibility for ensuring all equipment is properly functioning and will remedy any issues that arise as notified by Energea.

All warranties assume use of materials and components under normal conditions and excluding damage caused by accidents, misuse, or force majeure.

Generation

The factory warranty guarantees an 80% performance standard for 20 years. This includes a power loss of three percent in the first year and seven tenths of a percent degradation over the next 25 years.

Appendix 1-A-9

Defects

The warranty on inverters and panels for defects in manufacturing will be for ten years total. An initial five-year term and a five-year extension.

Other

The structural function of the system is guaranteed for 25 years. Engineering errors are subject to a 24-month error correction guarantee.

Consumer Unit Management Agreement

Term

The term of the contract will be for one year and will renew automatically unless written notification is provided.

Penalties

The penalty for a breach by either party will be ten percent of the total value of the contract.

Price

The monthly price for the value of the contract will be deter- mined by the number of consumer units managed according to the following table:

Insurance (Operations)

General Liability and Property Insurance will be put in place by the project prior to acquisition. All insurance will be reviewed and approved by an independent consultant prior to project acquisition.

Appendix 1-A-10

Appendix 1-B

Iguatama Financial Memo

Energea Iguatama S.A.

Financial Memo

Iguatama, MG

22nd of February, 2021
NTP Draft

2.25 MW (AC) Solar

Developed by Energea Global LLC

Key Assumptions

General Info

Entity Name	Energea Iguatama S.A.
Project Location	Iguatama, MG
Installed Capacity (AC)	2,250 kW

The Iguatama solar power plant is located in Iguatama, Minas Gerais with an anticipated capacity of 2.25 MW (AC). The location and size of the power plant are utilized during the design phase and are taken into account when estimating the annual power generation of the facility.

Schedule

Development Start Date	30th-Oct-2019
Notice to Proceed Date	31st-Oct-2020
Commercial Operations Date	31st-June-2021
Retirement Date	31st-May-2046

The Development Start Date for the project reflects when Energea began any work or expenditures related to the project.

The Notice to Proceed Date reflects when the plant is eligible for interconnection to the local grid.

The Commercial Operations Date reflects when the project begins charging the customer according to the Rental and O&M Agreements.

The Retirement Date reflects the projected end of the useful life of the plant.

Third Parties

Parent Company	Energea Portfolio 2 LLC
Offtaker	Consórcio de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Prosys Engenharia

Appendix 1-B-1

The Iguatama solar project is owned by Energea Portfolio 2 LLC. The energy customer for the project, also known as the offtaker, is Consórcio de Geração Compartilhada de Energia Elétrica Energea, a consortium set up in partnership with Engecad. The expected EPC Contractor for the project is Prosys Engenharia.

Uses of Capital and Project Economics

Project Acquisition Costs ($USD)	$113,651
Project Hard Costs ($USD)	$1,797,019
Project Soft Costs ($USD)	$380,814
Total Capital Expenditures ($USD)	$2,412,089
Debt ($USD)	NA
Equity ($USD)	$2,556,156
Project Payback Period	5.9
Project IRR ($USD)	19.9%

The total for expected Capital Expenditures for the project is $2,412,089 (USD) and is split between hard costs directly related to construction of the project and soft costs covering all other expenses needed for development of the project.

There is a slight difference between the total equity value of the project and the total Capital Expenditures which reflects all other expenses paid for with contributions from the project.

With the current assumption set, the financial model shows a project payback period of 5.9 years and an IRR of 19.9%.

Revenue Contract

Contract Type	Rental
Contract Term	25 years
Fixed Monthly Rental Payment ($BRL)	R$ 275,000.00
Target Fixed Rate ($BRL / kWh)	R$ 0.73738
Rental Contract Inflation Index	IPCA
Rental Contract Readjustment Month	May
O&M Contract Inflation Index	IPCA
O&M Contract Readjustment Month	May
Demand Charge Price ($BRL per kW)	R$ 22.04
Demand Charge Readjustment Month	May
Demand Charge Inflation Index	IPCA

Appendix 1-B-2

The revenue contracts for this project are split between a fixed price equipment rental contract for the power plant and an Operations and Maintenance agreement with a performance guarantee.

The targeted total fixed rate for the project at the Commercial Operations date is $0.73738/kWh.

All contracts will be updated annually to account for inflation according to the Extended National Consumer Price Index (IPCA) which is the reference for the Brazilian inflation-targeting system published by the Central Bank of Brazil.

The demand charge is a payment made to the utility company for access to the grid. It is calculated at a price of 22.04 Brazilian Reals per kW (AC) based on the project’s system size. It is updated annually for inflation by the utility company.

Operating Expenses

Expense	Unit (Monthly)	Price	Inflation	Readjusted	Start Date
O&M	$BRL / kW	$4.00	IPCA	July	07/2021
Land or Roof Rental	$BRL	$3,500.00	IPCA	January	07/2021
Insurance – GL & Property	$BRL	$2,390.56	IPCA	July	07/2021
Accounting Expenses	$BRL	$2,810.00	IPCA	July	07/2021
Banking Fees	$BRL	$100.00	IPCA	October	10/2020
Security	$BRL	$6,000.00	IPCA	July	07/2021
Postage and Courier Services	$BRL	$100.00	IPCA	July	07/2021
Technical Services Reserve	$BRL	$10,000.00	IPCA	July	07/2021
Travel	$BRL	$500.00	IPCA	July	07/2021
Utilities	$BRL	$500.00	IPCA	July	07/2021
Fixed Billing Fee	$BRL	$7,500.00	IPCA	July	07/2021
Consumer Unit Fee	$BRL	$2,385.00	IPCA	July	07/2021
Customer Support Fee	$BRL	$500.00	IPCA	July	07/2021

Expense

This field displays the name of the expense being calculated.

Unit (Monthly)

This field lists the unit that corresponds to the expense price. Most expenses are charged in Brazilian Reals (BRL) but some are charged per kilowatt in which case the price is multiplied by the total system size in kilowatts. All expenses are charged on a monthly basis.

Price

This is the total monthly price and corresponds to the proceeding unit.

Inflation

This field is the inflation index that is used to adjust the price annually. All expenses here are tied to the IPCA index as published by the Central Bank of Brazil.

Appendix 1-B-3

Readjusted

This field displays the month in which the price will be adjusted to account for inflation. In most cases, the inflation readjustment month corresponds to the month of the start date for the expense when the contract was signed.

Start Date

This field shows the date the expense begins to be charged to the project.

Taxes on Demand Charge

PIS / COFINS Tax Rate	5.50%
Power Circulation Tax (ICMS)	25.00%

The PIS / COFINS is a federal tax in Brazil and the ICMS is a state level tax. The ICMS tax rate is set by the rate the energy customer pays. The demand charge is increased by these percentages to calculate the total payment owed by the project. This payment made directly to the utility for generating energy and using the grid.

Taxes on Revenue

PIS / COFINS on Presumed Profit	3.65%
PIS / COFINS on Real Profit	9.25%
Services Tax – Municipal (ISS)	5.00%
Power Circulation Tax (ICMS)	25.00%

The project can elect between either a Presumed Profit or Real Profit tax basis each year in January. Each year the model calculates the more profitable basis tax rate for PIS / COFINS and changes accordingly.

The ISS is a municipal tax and is only paid on services such as Operations and Maintenance. The ICMS is a tax on revenue paid to the state.

All income taxes are charged in the same manner regardless of election between Real or Presumed Profit tax basis.

Taxes on Profit

Social Contribution Tax (CSLL)	9.00%
Income Tax (IRPJ)	15.00%
Additional Income Tax (IRPJ)	10.00%
Additional Income Tax Threshold ($BRL)	240,000
Net Operating Loss Write-Off Limit	30% Annually

The CSLL is a fixed rate paid on taxable income to the federal government in Brazil. The IRPJ is charged at 15% for all taxable income. There is an additional tax of 10% on all income that exceeds the additional income tax threshold.

Appendix 1-B-4

A maximum of 30% of the total taxes owed by the project can be written off with Accumulated Net Operating Losses.

Presumed Profit

Presumed Profit on Revenue	32.00%

This rate is multiplied by the project’s revenue in order to determine taxable income for the Presumed Profit basis.

Depreciation

Project Hard Cost Depreciable Life	25 years
Overall Equipment Depreciation	10.00%
Construction Related Depreciation	4.00%
Land Depreciation	0.00%

The eligible depreciable costs are accounted for linearly over the depreciable life of the project. All equipment depreciates at a rate of 10% annually. All construction related costs depreciate at a rate of 4% annually. There is no depreciation accounted for with land assets.

Appendix 1-B-5

Appendix 2-A

Pedrinopolis Project Summary

Energea Pedrinópolis LTDA.

Pedrinópolis, MG

Feb 22nd, 2021
NTP Draft

2.25 MW (AC) Solar

Developed by Energea Global LLC

Project Summary

The project is a 2.25 MW (AC) solar project connected to the grid in Minas Gerais. This solar plant is being rented to a consortium which allows small businesses (“subscribers”) to band together to enjoy the economic and environmental benefits of renewable energy. Energea partnered with the Engecad Energia, who is responsible for ensuring that the consortium is fully subscribed. The 25-year rental contract with the consortium allows subscribers to opt into and out of the program without penalty. Energea may remove any defaulting subscriber and replace them with a subscriber in queue.

Project Details

Project Single Purpose Entity	Energea Pedrinópolis Ltda.
Project Owner	Energea Portfolio 2 LLC
Energy Customer	Consórcio de Geração Compartilhada de Energia Elétrica Energea
Project Developer/Consortium Manager	Energea Geração Distribuída De Energia Do Brasil Ltda
State	Minas Gerais
City	Pedrinópolis
Coordinates	19°13’17.7”S 47°26’25.3”W
Land Status	Leased
Utility	CEMIG
Project Status	Contracted Backlog

System Details

Technology	Solar + Tracker
System Size kW (AC)	2.250
Est. Year 1 Production (MWh)	5.724,2
Notice to Proceed Date	02/28/2021
Anticipated Commercial Operations Date	09/30/2021

Appendix 2-A-1

Contract Details

Initial Contract Term (Years)	25
Useful Equipment Life (Years)	25
Contract Type	Rental + O&M – Fixed 15% discount off subscriber’s electric rate
Construction Deadline	NA
Rental Contract Price (per kWh)	R$ 0.74503 (variable)
Customer’s Tariff	B3 consumer tariff (variable)
Estimated Customer Savings	15%
Early Termination Penalty	NA

Financial Details

Purchase Price (USD)	$ 2,341,016
Purchase Price (R$)	R$ 12,178,210
Estimated Debt (R$)	NA
Estimated Equity (R$)	R$ 13,519,766
Projected Unlevered IRR (USD)	21.3%

Disclaimer

All major Energea contracts contain language ensuring that the following standards are upheld by all our partners.

Anti-Corruption

All operators and contractors must follow the rules for prevention of corruption as outlined in Brazilian law, particularly Law No. 8,429/1992 and Law No. 12,846/2013.

Any person or entity doing business with Energea agrees not to give or offer anything of value for the sake of gaining undue benefits. All people and parties will refrain from any and all fraudulent activity and use all efforts to ensure compliance.

Environmental

All operators and contractors are required to follow best industry practices both in Brazil and internationally with diligent and prudent adherence to common standards of environmental preservation.

Human Rights

All national and international human rights laws will be followed with mandatory monitoring to ensure compliance.

Permits & Interconnection

Permits

The project has received an environmental permit required to perform the installation of the project (“LI”).

Appendix 2-A-2

Interconnection

The achieved Notice to Proceed status on the 28th of February 2021 and is expected to be operational by the 30th of September 2021. It has received its Parecer de Acesso, or permission to interconnect, from CEMIG, the interconnecting utility.

Site Control

Site Summary

Energea Pedrinópolis Ltda. acquired the lease to the site at project acquisition.

The project is sited on a parcel of land rented from Sandamar Gondim Fernandes, the owner of a 6.00-hectare rural property in Pedrinópolis, MG.

The project is sited on flat and open land with a high level of solar irradiation.

The site abuts a road which allows for easy access. The site is close to a local substation which suggests favorable electrical infrastructure for connection of the project to the grid. The project is expected to have a footprint of no more than five hectares.

Lease Agreement

Parties

Energea Pedrinópolis Ltda

Sandamar Gondim Fernandes

Purpose

Energea Pedrinópolis Ltda is leasing 6,00 hectares in order to build a solar photovoltaic power plant, produce renewable energy, and provide energy credits to its customers.

Term

The lease term is for 30 years after which 15 will have the preference to renew the agreement or to return the land to the owner.

Price

The project will make a total monthly payment of R$4,000.00. The rental payment will be adjusted annually in accordance with the Extended National Consumer Price Index (IPCA).

Penalties

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Property Taxes

The project is responsible for paying all property taxes and fees for water, power, sewage or any other services or utilities.

Appendix 2-A-3

Termination Penalties

Lessee:	If the Lessee defaults on its contractual obligations, without remediation within a 15-day period from the moment of receiving a notification of breach, the Lessor will be eligible, in a period of 20 business days from sending of a new note, to be compensated with the total sum of R$ 200,000.00 as liquidated damages.

Design

Design Summary

The Pedrinópolis solar project is located on a large, flat site allowing for a tracker-based system which will greatly increase the expected captured irradiance.

The land is wide open with zero shading from trees or structures nearby. As such, the entire face of the array will be operational throughout the day.

The project will employ 5,160 Longi Solar LR5-72 HBD 530 M Bifacial modules arranged in 172 parallel strings of 30 modules each. 15 SMA Sunny Highpower PEAK3 SHP150-MOW inverters will be used for power conversion. The system will also use trackers manufactured by STI Norland.

Longi Solar and Sungrow are highly regarded manufacturers. The industry standard PVSyst software was used to optimize equipment selection and ensure peak production with minimal losses.

Expected useful life of the project and equipment is 25 years.

Key Assumptions
System Type:	Tracking System
Rotation Limits:	-55° to 55°
Axis Azimuth:	3.3°
PV Modules:	LR5-72 HBD 530 M Bifacial
Inverters:	SMA Sunny Highpower PEAK3 SHP150-MOW
Array Global Power:	2735 kWp
Module Area:	13189 m2
Modules:	5160 modules
Module Size:	530 Wp

Appendix 2-A-4

Loss Factors
Soiling Losses:	5.0%
Wiring Ohmic Loss:	1.5%
Serie Diode Loss:	0,1%
Light Induced Degradation:	2.0%
Modulate Quality Loss:	0.4%
Module Mismatch Loss:	1.0%
Strings Mismatch Loss:	0.1%
Module Average Degradation:	0.4%
Inverter output line up to MV transformer Loss:	0,7%
Transformer Losses:	1.6%
System Unavailability:	0.5%

Customer

Customer Summary

Consórcio de Geração Compartilhada de Energia Elétrica Energea is a consortium entity set up to provide electric power via distributed generation to customers of CEMIG who are residents of the state of Minas Gerais.

The plant has been marketed and fully-subscribed by Engecad Energia who is responsible for ensuring that all subscribers of energy from the plant have agreed to the terms and conditions of the Adhesion Agreement. In exchange for originating the customers and the project site, Engecad will receive 10% economic interest in the Single Purpose Entity, Energea Pedrinópolis Ltda., which owns the project and a fee.

Rental Contract Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica (“Lessee”)

Energea Pedrinópolis Ltda. (“Lessor”)

Purpose

The Lessee is renting this solar power plant (Pedrinópolis) to provide renewable energy to its members in the form of energy credits.

Term

The initial term for the project is for a period of 25 years beginning in the first month the Lessee receives energy credits from energy production of the power plant.

The term may be extended by execution of a contract amendment at least thirty days prior to the expiration of the Initial Term.

Appendix 2-A-5

Payments

The Lessee will pay the Lessor R$275,000 per month. The price will be adjusted annually to account for inflation in accordance with the Extended National Consumer Price Index (IPCA).

Delayed payments are subject to a 2% fine and 1% interest per month delayed.

Termination

The Lessor may terminate the contract without penalty if unable to find a suitable subcontractor, secure financing, or obtain any required authorizations or licenses needed to operate the power plant.

Operations & Maintenance Contract Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica Energea

Energea Pedrinópolis Ltda.

Purpose

This agreement ensures adequate power will be generated by the plant to provide for consumption by the customer. Compensation will be provided to the generator if the plant overperforms and remuneration to the customer if production falls below a guaranteed level.

Term

The initial term for the contract is for a period of 25 years.

Price

The total effective price is R$ 0.74503 per kWh of electricity.

The price will be calculated according to the following formula and will ensure the customer receives a 15% discount from the current rate:

[(Gross TUSD and TE B3 rates – PIS / COFINS tax on TUSD and TE B3 rates) x (1-15%)] x total compensated energy credits – rental contract’s amount paid – green TUSD A4 rate [in R$/kW (AC)]

If the total kWh compensated multiplied by this effective rate exceeds the sum of the monthly rent and demand charge, the customer will pay the difference. If the lease and demand charge exceed the kWh multiplied by the rate, the customer will instead receive a credit toward future payments.

Subscriber Adhesion Agreement Summary

Parties

Consórcio de Geração Compartilhada de Energia Elétrica Energea

(Subscriber)

Purpose

To participate in the distributed energy generation program being offered by Energea through its consortium in order to receive discounted energy for energy consumption at the Subscriber’s commercial property.

Appendix 2-A-6

Projects

The Consortium will have several distributed generation projects and the Subscriber will be assigned to one of these projects upon enrollment. The subscriber will receive energy credits when the project to which they are assigned produces electricity.

Updates

The Cooperative will send periodic updates concerning the progress and status of the project once the project reaches commercial operations.

Engineering, Procurement, and Construction

EPC Summary

Energea has designed a proprietary EPC contract to be used for all projects ensuring that construction progress and payments are properly aligned and requires contractors to meet a schedule and cost expectations or risk losing profit.

The contract establishes payment terms that make sense based on Energea’s extensive experience with the realities of project management.

The contract provides industry-leading control over the agreement’s costs, schedule, and terms.

EPC Contract

Parties

Energea Pedrinópolis Ltda.

Alexandria Solar

Purpose

The Contractor will construct a solar power plant with a name-plate capacity of 2.873 MW DC connected to the grid in the state of Minas Gerais.

Price

Energea will pay a fixed price of R$ 9,861,321.27 disbursed according to the agreed upon EPC Milestones & Payments Schedule.

Payments

Payments will only be considered due upon submission of a progress report and invoice from the Contractor to Energea. Payments are subject to a 5% retention to be released upon final acceptance of the project’s completion by Energea.

Effectiveness and Term

The agreement shall begin on the execution date and remain in effect until all the Contractor’s obligations are completed.

The Contractor will only begin work upon receipt of a Notice to Proceed from Energea.

Supervision

Energea may inspect the work of the Contractor at any time. The Contractor is responsible for providing evidence to show compliance with this agreement.

Appendix 2-A-7

Warranties

The Contractor will warranty its services and those of its sub-contractors for 48 months beginning at Provisional Acceptance of the project by Energea.

The length of the warranty will either be as determined by the manufacturer or ten years for inverters, 20 years for trackers, and 25 years for modules, whichever is longer.

Insurance

For the duration of the agreement, the Contractor will have valid Builder’s All Risks, Labor Liability, Comprehensive General Liability (in the amount of R$5,000,000), Automobile Liability (in the amount of R$300,000) insurance coverages.

Contractor will also hold Transportation Insurance, Environmental Liability Insurance (in the amount of R$1,000,000), as well as any other insurance required by law.

Termination

The agreement may be terminated by written agreement between the parties, by Energea if the Contractor fails to comply with the terms or modifies its corporate structure, or by the Contractor if Energea fails to pay an undisputed invoice.

Penalties

For any breach of this agreement, the Contractor will pay Energea a penalty of R$5,000 per day for the duration of the breach. If the breach cannot be remedied, the total penalty will be R$20,000 per breach.

If any person working at the project is caused to suffer permanent harm due to the Contractor’s actions, the Contractor will pay Energea a penalty of 15% of the total contract price.

In the event of delay, the Contractor will pay a penalty equal to 0.1% of the total contract price per day delayed. If the delay affects Energea’s ability to certify mechanical completion or provisional acceptance, the penalty will be one percent of the total contract price per day delayed.

If the project does not achieve or maintain the performance guaranteed in the agreement, the Contractor will pay a penalty equal to the price of the MWh deficit as purchased by Energea on the energy spot market.

EPC Schedule

Appendix 2-A-8

EPC Milestones & Payments

Asset Management

Operations & Maintenance Agreement

Energea Pedrinópolis Ltda.

Performance

The Contractor guarantees that as a result of its services the solar power plant will meet the minimum monthly generation defined in the agreement for the term of the contract.

Payments

The Contractor will receive monthly payments in return for its services. These payments will be updated annually in accordance with the Extended National Consumer Price Index (IPCA).

Termination Penalties

If the agreement is terminated due to the fault of one party, that party will pay a penalty of ten percent of the total contract value or the value of the contract as of the moment of termination, whichever is greater.

Warranties

Equipment

The Contractor bears responsibility for ensuring all equipment is properly functioning and will remedy any issues that arise as notified by Energea.

All warranties assume use of materials and components under normal conditions and excluding damage caused by accidents, misuse, or force majeure.

Generation

The factory warranty guarantees an 80% performance standard for 20 years. This includes a power loss of three percent in the first year and seven tenths of a percent degradation over the next 25 years.

Defects

The warranty on inverters and panels for defects in manufacturing will be for ten years total. An initial five-year term and a five-year extension.

Appendix 2-A-9

Other

The structural function of the system is guaranteed for 25 years. Engineering errors are subject to a 24-month error correction guarantee.

Consumer Unit Management Agreement

Term

The term of the contract will be for one year and will renew automatically unless written notification is provided.

Penalties

The penalty for a breach by either party will be ten percent of the total value of the contract.

Price

The monthly price for the value of the contract will be deter- mined by the number of consumer units managed according to the following table:

Insurance (Operations)

General Liability and Property Insurance will be put in place by the project prior to acquisition. All insurance will be reviewed and approved by an independent consultant prior to project acquisition.

Appendix 2-A-10

Appendix 2-B

Pedrinopolis Financial Memo

Energea Pedrinopolis Ltda.

Financial Memo

Pedrinopolis, MG

Feb 18th, 2021
NTP Draft

2.25 MW (AC) Solar

Developed by Energea Global LLC

Key Assumptions

General Info

Entity Name	Energea Pedrinopolis Ltda.
Project Location	Pedrinopolis, MG
Installed Capacity (AC)	2,250 kW

The Pedrinopolis solar power plant is located in Minas Gerais with an anticipated capacity of 2.25 MW (AC). The location and size of the power plant are utilized during the design phase and are taken into account when estimating the annual power generation of the facility.

Schedule

Development Start Date	30th-Oct-2020
Notice to Proceed Date	28st-fev-2021
Commercial Operations Date	30st-Sep-2021
Retirement Date	31st-Aug-2046

The Development Start Date for the project reflects when Energea began any work or expenditures related to the project.

The Notice to Proceed Date reflects when the plant is eligible for interconnection to the local grid.

The Commercial Operations Date reflects when the project begins charging the customer according to the Rental and O&M Agreements.

The Retirement Date reflects the projected end of the useful life of the plant.

Third Parties

Parent Company	Energea Portfolio 2 LLC
Offtaker	Consórcio de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Alexandria Solar

Appendix 2-B-1

The Pedrinopolis solar project is owned by Energea Portfolio 2 LLC. The energy customer for the project, also known as the offtaker, is Consórcio de Geração Compartilhada de Energia Elétrica Energea, a consortium set up in partnership with Engecad. The expected EPC Contractor for the project is Alexandria Solar.

Uses of Capital and Project Economics

Project Acquisition Costs ($USD)	$118,922
Project Hard Costs ($USD)	$1,946,023
Project Soft Costs ($USD)	$278,506
Developer Fees ($USD)	$123,340
Total Capital Expenditures ($USD)	$2,466,790
Debt ($USD)	0
Equity ($USD)	$2,601,606
Project Payback Period	5.33
Project IRR ($USD)	21.3%

The total for expected Capital Expenditures for the project is $2,601,606 (USD) and is split between hard costs directly related to construction of the project and soft costs covering all other expenses needed for development of the project.

There is a difference between the total equity value of the project and the total Capital Expenditures which reflects all other expenses paid for with contributions from the project and the interconnection refund.

With the current assumption set, the financial model shows a project payback period of 5.33 years and an IRR of 21.3%.

Revenue Contract

Contract Type	Rental
Contract Term	25 years
Fixed Monthly Rental Payment ($BRL)	R$275,000
Target Fixed Rate ($BRL / kWh)	$0.74503
Rental Contract Inflation Index	IPCA
Rental Contract Readjustment Month	January
O&M Contract Inflation Index	IPCA
O&M Contract Readjustment Month	May
Demand Charge Price ($BRL per kW (AC))	$22.04
Demand Charge Readjustment Month	May
Demand Charge Inflation Index	IPCA

Appendix 2-B-2

The revenue contracts for this project are split between a fixed price equipment rental contract for the power plant and an Operations and Maintenance agreement with a performance guarantee.

The targeted total fixed rate for the project at the Commercial Operations date is $0.74503/kWh.

All contracts will be updated annually to account for inflation according to the Extended National Consumer Price Index (IPCA) which is the reference for the Brazilian inflation-targeting system published by the Central Bank of Brazil.

The demand charge is a payment made to the utility company for access to the grid. It is calculated at a price of $22.04 Brazilian Reals per kW (AC) based on the project’s system size. It is updated annually for inflation by the utility company.

Operating Expenses

Expense	Unit (Monthly)	Price	Inflation	Readjusted	Start Date
O&M	$BRL / kW (AC)	$4.00	IPCA	September	01-Sep-2021
Land or Roof Rental	$BRL	$4,000.00	IPCA	September	01-Sep-2021
Insurance – GL & Property	$BRL	$2,300.00	IPCA	September	01-Sep-2021
Management Software	$BRL	$0	IPCA	September	01-Sep-2021
Accounting	$BRL	$2,810.00	IPCA	September	01-Sep-2021
Banking Fees	$BRL	$100.00	IPCA	February	28-Feb-2021
Security	$BRL	$6,000.00	IPCA	September	01-Sep-2021
Postage and Courier Services	$BRL	$100.00	IPCA	September	01-Sep-2021
Technical Services Reserve	$BRL	$10,000.00	IPCA	September	01-Sep-2021
Travel	$BRL	$500.00	IPCA	September	01-Sep-2021
Utilities	$BRL	$500.00	IPCA	September	01-Sep-2021
Fixed Billing Fee	$BRL	$7,500.00	IPCA	September	01-Sep-2021
Consumer Unit Fee	$BRL/consumer unit per month	$15.00	IPCA	September	01-Sep-2021
Costumer Support Fee	$BRL	$500.00	IPAC	September	01-Sep-2021

Appendix 2-B-3

Expense

This field displays the name of the expense being calculated.

Unit (Monthly)

This field lists the unit that corresponds to the expense price. Most expenses are charged in Brazilian Reals (BRL) but some are charged per kilowatt in which case the price is multiplied by the total system size in kilowatts. All expenses are charged on a monthly basis.

Price

This is the total monthly price and corresponds to the proceeding unit.

Inflation

This field is the inflation index that is used to adjust the price annually. All expenses here are tied to the IPCA index as published by the Central Bank of Brazil.

Readjusted

This field displays the month in which the price will be adjusted to account for inflation. In most cases, the inflation readjustment month corresponds to the month of the start date for the expense when the contract was signed.

Start Date

This field shows the date the expense begins to be charged to the project.

Taxes on Demand Charge

PIS / COFINS Tax Rate	5.00%
Power Circulation Tax (ICMS)	25.00%

The PIS / COFINS is a federal tax in Brazil and the ICMS is a state level tax. The ICMS tax rate is set by the rate the energy customer pays. The demand charge is increased by these percentages to calculate the total payment owed by the project. This payment made directly to the utility for generating energy and using the grid.

Appendix 2-B-4

Taxes on Revenue

PIS / COFINS on Presumed Profit	3.65%
PIS / COFINS on Real Profit	9.25%
Services Tax – Municipal (ISS)	5.00%
Power Circulation Tax (ICMS)	25.00%

The project can elect between either a Presumed Profit or Real Profit tax basis each year in January. Each year the model calculates the more profitable basis tax rate for PIS / COFINS and changes accordingly.

The ISS is a municipal tax and is only paid on services such as Operations and Maintenance. The ICMS is a tax on revenue paid to the state.

All income taxes are charged in the same manner regardless of election between Real or Presumed Profit tax basis.

Taxes on Profit

Social Contribution Tax (CSLL)	9.00%
Income Tax (IRPJ)	15.00%
Additional Income Tax (IRPJ)	10.00%
Additional Income Tax Threshold ($BRL)	240,000
Net Operating Loss Write-Off Limit	30.00 % Annually

The CSLL is a fixed rate paid on taxable income to the federal government in Brazil. The IRPJ is charged at 15% for all taxable income. There is an additional tax of 10% on all income that exceeds the additional income tax threshold.

A maximum of 30% of the total taxes owed by the project can be written off with Accumulated Net Operating Losses.

Presumed Profit

Presumed Profit on Revenue	3.65%

This rate is multiplied by the project’s revenue in order to determine taxable income for the Presumed Profit basis.

Depreciation

Project Hard Cost Depreciable Life	25 years
Overall Equipment Depreciation	10.00%
Construction Related Depreciation	4.00%
Land Depreciation	0.00%

The eligible depreciable costs are accounted for linearly over the depreciable life of the project. All equipment depreciates at a rate of 10% annually. All construction related costs depreciate at a rate of 4% annually. There is no depreciation accounted for with land assets.

Appendix 2-B-5